UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, March 7, 2025

Messrs.

BOLSAS Y MERCADOS ARGENTINOS

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

In compliance with the provisions of section 62 of the Listing Regulations of Bolsas y Mercados Argentinos S.A. (“BYMA”), I hereby inform you that at the Board of Directors meeting held today, the following documents were approved: Financial Statements, Statement of Financial Position, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements and Informative Summary of Empresa Distribuidora y Comercializadora Norte S.A. (the “Company”), relating to the year ended December 31, 2024.

The results (stated in millions of ARS) are as follow:

Profit for the year
Attributable to the Company’s shareholders	Profit	272,128

Other comprehensive income for the year
Attributable to the Company’s shareholders	0

Total comprehensive income for the year
Attributable to the Company’s shareholders	Income	272,128

The breakdown of Equity (stated in millions of ARS) is as follows:

Detail of Equity
Share Capital – Nominal Value (1)	906
Share Capital – Adjustment to Capital (2)	758,320
Additional paid-in capital	10,329
Acquisition cost of the Company’s own shares	(60,856)
Statutory reserve	51,438
Discretionary reserve	498,128
Other comprehensive loss	(5,288)
Retained earnings (3)	254,088
Total attributable to the Company’s shareholders	1,507,065
Total Equity	1,507,065

(1)	Includes 31 relating to treasury shares.
(2)	Includes 15,866 relating to treasury shares.
(3)	As part of the reviews of internal processes, the Company’s Management identified an inconsistency in the determination of the deferred tax relating to the “Property, Plant and Equipment” account. Therefore, a retroactive restatement of the previously issued financial statements was carried out in connection with the deferred tax liability generated by the aforementioned account, updating the original tax values of the periods 2018 to 2024 for comparative purposes, recording a positive adjustment – gain.

The breakdown of the Company’s share capital is as follows:

Class of shares	Number of Shares	% on Share Capital	Main shareholder
A	462,292,111	51.00%	Empresa de Energía del Cono Sur S.A., domiciled at 1252 Maipú St., 12th Floor, of the City of Buenos Aires
B	442,566,330(4) (5)	48.82%
C	1,596,659	0.18%	Banco de la Nación Argentina, in its capacity as trustee of Edenor’s Employee Stock Ownership Program Residual Trust

_________________________________

(4)	The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and on BYMA.
(5)	Includes 242,999,553 shares held by the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) (ANSES-FGS Law 26,425) and 30,772,779 treasury shares as of December 31, 2024.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

_________________

Empresa Distribuidora y Comercializadora Norte S.A.

Solange Barthe Dennin

Officer in charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2025